EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

	Three Months
	Ended
	March 31,		Twelve Months Ended December 31,
(In thousands)	2018	2017	2017	2016	2015	2014	2013
Earnings
Net income	$20,001	$19,300	$97,606	$75,560	$71,343	$80,319	$74,905
Equity earnings	(2,363)	(2,475)	(9,814)	(8,394)	(7,701)	(9,150)	(9,434)
Income distribution from equity investees	-	-	8,803	7,926	6,645	7,740	7,404
Federal and state income taxes	6,367	11,167	22,094	42,513	41,363	48,185	44,859
Amortization of capitalized interest	132	132	527	527	527	527	527
Fixed charges	5,088	5,153	20,236	20,920	21,102	21,638	20,848
Total Earnings as Defined	$29,225	$33,277	$139,452	$139,052	$133,279	$149,259	$139,109

Fixed Charges
Interest expense on long-term debt and other	$4,518	$4,676	$18,449	$18,963	$19,256	$18,975	$18,248
Interest on rentals*	148	167	590	667	709	823	889
AFUDC - borrowed funds	201	92	412	387	231	1,142	1,035
Amortization of debt issuance costs	221	218	875	903	906	698	676
Total Fixed Charges	$5,088	$5,153	$20,326	$20,920	$21,102	$21,638	$20,848

Ratio of Earnings to Fixed Charges	5.74X	6.46X	6.87X	6.65X	6.32X	6.90X	6.67X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.